Exhibit 77C

Morgan Stanley Variable Investment Series - Global
Infrastructure Portfolio
Special Shareholder Meeting
March 17, 2014

To consider and vote upon a proposal to approve an Agreement and Plan of Reorganization

For:		6,384,186.662
Against:	   219,757.881
Abstain:	   929,892.652